Exhibit 99.1

ASX ANNOUNCEMENT

19 MAY 2025

ITM and Radiopharm Sign Supply Agreement for n.c.a. Lutetium-177

Garching / Munich, Germany and Sydney, Australia, May 19 2025 – ITM Isotope Technologies Munich SE (ITM), a leading radiopharmaceutical biotech company, and Radiopharm Theranostics (ASX:RAD; NASDAQ: RADX “Radiopharm”), a developer of a world-class platform of radiopharmaceutical products for both diagnostic and therapeutic uses, today announced the signing of a supply agreement that will provide Radiopharm with ITM’s medical radioisotope, non-carrier-added Lutetium-177 (n.c.a. 177Lu), to enable its usage in the clinical and potential future commercial development of the 177Lu-based molecules in Radiopharm’s development pipeline.

Under the terms of the agreement, Radiopharm will use ITM’s n.c.a. ¹⁷⁷Lu across its clinical pipeline, including in key programs such as RAD 204 (PD-L1-targeting nanobody, Phase 1), RAD 202 (HER2-targeting nanobody, Phase 1), and RV01 (B7-H3-targeting monoclonal antibody, preclinical), for the treatment of solid tumors. Coupled with the targeting molecules that are designed to deliver ITM’s n.c.a. 177Lu directly to tumor sites, the radioisotope emits therapeutic beta radiation with the aim to destroy malignant cells in a highly precise and localized manner.

“Ensuring supply of key isotopes continues to be a priority for our team, allowing us to accelerate our clinical programs,” said Riccardo Canevari, CEO and Managing Director of Radiopharm Theranostics. “Lutetium-177 is required for three of our more advanced assets and this supply agreement with a radiopharmaceutical leader like ITM is another important step to ensure quality, reliability, and redundancy in our clinical development plans.”

ITM’s n.c.a. 177Lu is a market-approved, highly pure form of the beta-emitting radioisotope, Lutetium-177, that can be linked to tumor-specific targeting molecules for the treatment of various cancers and has been successfully used in numerous clinical and commercial radiopharmaceutical cancer treatments. ITM holds a U.S. Drug Master File (DMF) with the Food and Drug Administration (FDA) for n.c.a. 177Lu and has marketing authorization in the EU (brand name EndolucinBeta®).

“As the leading global manufacturer of non-carrier-added Lutetium-177, we are just as committed to supplying our global partners with high-quality medical radioisotopes as we are to supplying our own pipeline,” said Andrew Cavey, CEO of ITM. “Supporting Radiopharm in the advancement of their therapeutic candidates reflects our shared dedication to delivering improved treatment options to people living with cancer.”

About ITM Isotope Technologies Munich SE

ITM, a leading radiopharmaceutical biotech company, is dedicated to providing a new generation of radiopharmaceutical therapeutics and diagnostics for hard-to-treat tumors. We aim to meet the needs of cancer patients, clinicians and our partners through excellence in development, production and global supply. With improved patient benefit as the driving principle for all we do, ITM advances a broad precision oncology pipeline, including multiple phase 3 studies, combining the company’s high-quality radioisotopes with a range of targeting molecules. By leveraging our two decades of pioneering radiopharma expertise, central industry position and established global network, ITM strives to provide patients with more effective targeted treatment to improve clinical outcome and quality of life. www.itm-radiopharma.com

ASX ANNOUNCEMENT

19 MAY 2025

About Radiopharm Theranostics

Radiopharm Theranostics is a clinical stage radiotherapeutics company developing a world-class platform of innovative radiopharmaceutical products for diagnostic and therapeutic applications in areas of high unmet medical need. Radiopharm is listed on ASX (RAD) and on NASDAQ (RADX). The company has a pipeline of distinct and highly differentiated platform technologies spanning peptides, small molecules and monoclonal antibodies for use in cancer. The clinical program includes one Phase 2 and three Phase 1 trials in a variety of solid tumor cancers including lung, breast, and brain. Learn more at radiopharmtheranostics.com.

Authorised on behalf of the Radiopharm Theranostics board of directors by Chairman Paul Hopper.

For more information:

Riccardo Canevari
CEO & Managing Director
P: +1 862 309 0293
E: rc@radiopharmtheranostics.com

Paul Hopper
Executive Chairman
P: +61 406 671 515
E: paulhopper@lifescienceportfolio.com

Media

Matt Wright
NWR Communications
P: +61 451 896 420
E: matt@nwrcommunications.com.au

ITM Contact

Corporate Communications
Kathleen Noonan/Julia Westermeir
Phone: +49 89 329 8986 1500
Email: communications@itm-radiopharma.com

Investor Relations
Ben Orzelek
Phone: +49 89 329 8986 1009
Email: investors@itm-radiopharma.com